FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 11, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods” or the “Company”) hereby gives notice that the following resolutions were adopted by the extraordinary general meeting of shareholders of WBD Foods on April 8, 2011:

1.              On the first item of the agenda: “Early termination of the powers of all Board of Directors”.

It was resolved:

To execute early termination of powers of all members of the Board of Directors.

2.              On the second agenda item: “Election of the Company’s Board of Directors”.

It was resolved that:

2.1. The following persons are elected to the Company’s board of directors: LAGUARTA R.L., HAMPTON A.N.S., HEAVISIDE W.T., KIESLER P.D., EPIFANIOU A., MACLEOD A.J., EZAMA S., RHODES J.M., BOLOTOVSKY R.V., IVANOV D.V., POPOVICI S.E.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Styazhkin Sergey
	Name:	Styazhkin Sergey
	Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date: April 11, 2011